

# Desjardins Securities International Inc.

Financial Statements

December 31, 2023 and 2022

(stated in U.S. dollars)

# FINANCIAL STATEMENTS

## Table of Contents

# Balance Sheets

| (stated in U.S dollars) | Notes | As at December 31, 2023 | As at December 31, 2022 |
|---|---|---|---|
| **ASSETS** | | | |
| **Cash and cash equivalents** | | $ 9,987,618 | $ 9,650,438 |
| **Amounts receivable** | | | |
| From broker-dealers and counterparties | | 1,493,444 | 1,009,069 |
| From parent company, without interest or reimbursement terms | 5 | 28,659 | 21,258 |
| Income tax receivable | | 144,732 | — |
| Research services receivable | | — | 18,134 |
| | | 1,666,835 | 1,048,461 |
| **Other assets** | | | |
| Deposit | | 100,000 | 100,000 |
| Prepaid expenses | | 64,836 | 58,001 |
| | | 164,836 | 158,001 |
| **TOTAL ASSETS** | | $ 11,819,289 | $ 10,856,900 |
| | | | |
| | | | |
| **LIABILITIES AND EQUITY** | | | |
| **LIABILITIES** | | | |
| **Amounts payable** | | | |
| To broker-dealers and counterparties | | $ 52,637 | $ 6,235 |
| Accounts payable and accrued liabilities | | 62,862 | 62,972 |
| To parent company and affiliates, without interest or reimbursement terms | 5 | 153,311 | 62,010 |
| Income tax payable | | — | 192,787 |
| **TOTAL LIABILITIES** | | 268,810 | 324,004 |
| | | | |
| **SHAREHOLDER'S EQUITY** | | | |
| Share capital | | 3,214,763 | 3,214,763 |
| Retained earnings | | 8,335,716 | 7,318,133 |
| **TOTAL SHAREHOLDER'S EQUITY** | | 11,550,479 | 10,532,896 |
| **TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY** | | $ 11,819,289 | $ 10,856,900 |

See accompanying notes to the Financial Statements.

**On behalf of the Board of Directors**

_____ , Director
Danny Charette

_____ , Director
Bill Cabel

# Statements of Operations

For the years ended December 31, 2023 and 2022

| (stated in U.S dollars) | Notes | 2023 | | 2022 |
|---|---|---|---|---|
| **Revenue** | | | | |
| Commissions | | $ 1,410,430 | $ | 1,083,319 |
| Research services | | 215,799 | | 464,910 |
| Foreign exchange gain (loss) | | 18,926 | | (52,279) |
| Net interest | | 421,676 | | 124,600 |
| | | 2,066,831 | | 1,620,550 |
| **Operation and administration** | | | | |
| Management fees | 5 | 533,187 | | 446,057 |
| Clearing and regulatory fees | | 95,177 | | 87,931 |
| Business development costs | | 43,002 | | 42,963 |
| Professional fees | | 75,921 | | 86,282 |
| Other | | 24,033 | | 26,136 |
| | | 771,320 | | 689,369 |
| **Income before income taxes** | | 1,295,511 | | 931,181 |
| **Income tax expense** | 3 | 277,928 | | 429,705 |
| **Net income** | | $ 1,017,583 | $ | 501,476 |

See accompanying notes to the Financial Statements.

# Statements of Changes in Shareholder's Equity

For the years ended December 31, 2023 and 2022

| (stated in U.S dollars) | | Share capital | | Retained earnings | | Total |
|---|---|---|---|---|---|---|
| Balance as at December 31, 2021 | $ | 3,214,763 | $ | 6,816,657 | $ | 10,031,420 |
| Net income | | — | | 501,476 | | 501,476 |
| Balance as at December 31, 2022 | $ | 3,214,763 | $ | 7,318,133 | $ | 10,532,896 |
| **Net income** | | **—** | | **1,017,583** | | **1,017,583** |
| **Balance as at December 31, 2023** | $ | **3,214,763** | $ | **8,335,716** | $ | **11,550,479** |

See accompanying notes to the Financial Statements.

# Statements of Cash Flows

For the years ended December 31, 2023 and 2022

| (stated in U.S. dollars) | | 2023 | | 2022 |
|---|---|---|---|---|
| **Operating activities** | | | | |
| Net income | $ | 1,017,583 | $ | 501,476 |
| Change in operating assets and liabilities : | | | | |
| Amounts receivable from and payable to broker-dealers and counterparties, net | | (437,972) | | (333,376) |
| Research services receivable | | 18,134 | | (5,322) |
| Other assets | | (6,835) | | (4,415) |
| Accounts payable and accrued liabilities | | (111) | | 4,135 |
| Income taxes payable | | (337,519) | | 158,990 |
| | | 253,280 | | 321,488 |
| **Financing activities** | | | | |
| To parent company and affiliates | | 83,900 | | 39,041 |
| | | 83,900 | | 39,041 |
| **Increase in cash and cash equivalents** | | 337,180 | | 360,529 |
| Cash and cash equivalents, beginning of year | | 9,650,438 | | 9,289,909 |
| **Cash and cash equivalents, end of year** | $ | 9,987,618 | $ | 9,650,438 |
| **Cash and cash equivalents consist of:** | | | | |
| Cash | | 511,372 | | 716,648 |
| Money market investments | | 9,476,246 | | 8,933,790 |
| **Cash and cash equivalents, end of year** | $ | 9,987,618 | $ | 9,650,438 |

See accompanying notes to the Financial Statements.

# NOTES TO THE FINANCIAL STATEMENTS

## NOTE 1 – DESCRIPTION OF BUSINESS

Desjardins Securities International Inc. (the Company) was incorporated on January 24, 2001 under the Canada Business Corporations Act. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and US Securities and Exchange Commission (SEC), and operates pursuant to SEC Rule 15c3-3(k)(2)(ii) as an introducing broker-dealer, clearing all transactions on a fully disclosed basis through its clearing firm, Pershing LLC. Desjardins Securities International Inc. does not hold customer funds or safe keep customer securities

The Company is a wholly-owned subsidiary of Desjardins Securities Inc., which is under the ultimate control of the Federation des caisses Desjardins du Quebec (the Federation) through Desjardins Financial Holding Inc., a wholly owned subsidiary of the Federation, and is therefore a component of Desjardins Group (the Desjardins Group). The Company's head office is located at 1170 Peel Street, Suite 300, Montreal, Quebec, Canada, H3B 0A9.

## NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

These Financial Statements have been prepared in accordance with the Generally Accepted Accounting Principles in the United States ("US GAAP").

### a) Use of Estimates

The preparation of the Financial Statements in accordance with US GAAP requires management to make estimates and assumptions which affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent assets and liabilities at the reporting date. These estimates are based on judgment and the best available information at the time. Therefore, actual results may differ from these estimates. There were no significant estimates during 2023 and 2022.

### b) Transactions

Transactions and related revenues and expenses are recorded on a trade date basis.

### c) Financial Instruments

The Company classifies its financial assets in the category "Loans and receivables". Financial liabilities are classified in the category "Other".

All financial assets and liabilities are initially recognized at fair value. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

After the initial recognition, financial assets and liabilities are subsequently carried at amortized cost under the effective interest rate method. The carrying value of these financial assets and liabilities approximates their fair value.

## d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market investments. Cash equivalents are short-term investments, very liquid, easily convertible into a known cash amount, subject to a negligible risk of a change in value and are not segregated and deposited for regulatory purposes.

## e) Accounts receivable

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off balance sheet credit exposures in accordance with FASB Accounting Standards Codification ("ASC") 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

The commission receivables include amounts receivable from unsettled trades, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. The Company's trades and contracts are cleared through an external party Pershing LLC. The receivables balance are settled on a monthly basis. The amount of unsettled credit exposures is limited to the amount owed the Company for a short period of time. In addition, the exposure to credit losses is minimum because the terms of the majority of transactions executed by the parent are RVP/DVP (receipt versus payment/deliver versus payment).

## f) Foreign Currency Translation

The Company's functional and presentation currency is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the transaction date. Revenue and expenses denominated in foreign currencies are translated at the exchange rate prevailing at the transaction date. Gains and losses resulting from the translation of foreign currencies are included in "Revenue - Foreign exchange gain (loss)" in the Statements of Operations.

## g) Revenue Recognition

The Company's revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time. The Company's main sources of revenue from contracts with customers are as follows:

— *Brokerage commissions* are charged to customers for order execution services and trade clearing and settlement services.

    The Company recognizes revenue at the time of execution of the order (i.e. trade date). Commissions are generally collected from cleared customers on settlement date.

— *Research fees* are charged to customers for financial information, analysis and research to which they subscribe, that are delivered by the Company. The Company recognizes revenue when the collectibility is reasonably assured, generally in arrears.

The Company also earns revenues from other sources including interest revenue earned on the cash balances and money market investments recognized based on the effective interest rate method, and foreign exchange gains or losses resulting from translation of transactions denominated in foreign currencies.

## h) Deposit

The Company operates pursuant to Security and Exchange Act Rule 15c3-3(k)(2)(ii) as an introducing broker-dealer on a fully disclosed basis through its clearing firm, Pershing LLC. This organization requires a clearing deposit of $100,000.

## i) Income Taxes

### Current Income Tax

Current income tax assets and liabilities for the current year and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted at the reporting dates.

### Deferred Tax

Deferred taxes are accounted for using the liability method. This method requires that deferred taxes reflect the expected deferred tax effect of all temporary differences at the reporting date between the carrying amounts of assets and liabilities for financial statement purposes and their tax bases. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets are recognized when it is more likely than not that they will be realized.

## j) Subsequent events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the Financial Statements and through February 14, 2024 and determined that there were no material events or transactions that would require recognition in these Financial Statements.

## NOTE 3 – INCOME TAXES

|  | 2023 | 2022 |
|---|---|---|
| Current | $ 277,928 | $ 429,705 |
| Deferred | — | — |
|  | $ 277,928 | $ 429,705 |

Earnings are subject to Canadian income taxes. The effective tax rate on earnings varies from year to year according to the changes in the combined statutory income tax rate. The Company's income tax expense recorded in the Statements of Operations differs from the amount that would be computed by applying the Canadian statutory tax rates as a result of the following:

|  | 2023 | 2022 |
|---|---|---|
| **Income taxes at the Canadian combined statutory rate of 26.50%** |  |  |
| (26.50% in 2022 ) | $ 343,311 | $ 246,731 |
| **Change in income taxes resulting from :** |  |  |
| Non-deductible expenses and other | 2,679 | 2,377 |
| Adjustments in respect of current income taxes | 1,072 | (2,716) |
| Exchange remeasurement of current income taxes | 586 | 340 |
| Income taxes on foreign exchange gains on account of capital | (69,720) | 182,973 |
| **Income tax expense** | $ 277,928 | $ 429,705 |

The Company is subject to examination by the tax authorities for the open tax years ending December 31, 2020 to 2023.

The Company has no accrual for uncertain tax positions.

## NOTE 4 – SHAREHOLDER'S EQUITY

### a) Authorized Share Capital

- an unlimited number of voting and participating Class A shares, without par value;
- an unlimited number of non-voting, participating Class B shares, convertible to Series D shares, without par value;
- an unlimited number of voting, non-participating Class C shares, without par value;
- an unlimited number of non-voting, non-participating Class D shares, non-cumulative dividend of 1% per month, without par value;
- an unlimited number of non-voting, non-participating Class E shares, non-cumulative dividend of 1% per month, without par value;
- an unlimited number of non-voting, non-participating Class F shares, non-cumulative dividend of 8% per year, without par value;
- an unlimited number of non-voting, non-participating Class G shares, non-cumulative dividend of 8% per year, without par value.

## b) Share Capital Issued

|  | 2023 | 2022 |
|---|---|---|
| 4,075,000 Series A common shares | $ 3,214,763 | $ 3,214,763 |

## c) Capital Management

As a FINRA and SEC registered introducing broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of a minimum net capital equal to the greater of $100,000 or 6⅔% of aggregate indebtedness, both as defined by the Rule. As of December 31, 2023, the Company has a net capital of $9,509,583 which exceeds the required net capital of $100,000 by $9,409,583 (see Note 8).

The Company does not hold client funds or securities nor owe money or securities to customers. Accordingly, the Company operates under the exempting provisions of Rule 15c 3 3 of the Act, under paragraph (k)(2)(ii) of that Rule. Therefore, the Company is not required to determine customer reserve requirements or provide information for possession or control requirements.

## NOTE 5 – RELATED PARTY TRANSACTIONS

The related party balances set forth in the table below result from transactions between the Company and the parent company and affiliates from Desjardins Group, in the normal course of business, as part of its operations. These transactions are measured at the exchange value which is the consideration established and agreed to by the related parties.

The transactions and balances with these entities are the following:

|  | 2023 | 2022 |
|---|---|---|
| Management fees (parent company) [1] | $ 533,187 | $ 446,057 |
| Intercompany commissions revenus (parent company) | — | 45,444 |
| Cash (affiliates) | 444,999 | 527,162 |
| Amount receivable from parent company and affiliates | 28,659 | 21,258 |
| Amounts payable to parent company and affiliates | (153,311) | (62,010) |

[1] Management fees consist of various services and facilities, as agreed upon in the expense sharing agreement.

# NOTE 6 – FINANCIAL RISK MANAGEMENT

In the normal course of business, the Company purchases and sells for its clients a variety of financial instruments to earn commission revenue. Each agreement or contract exposes the Company to varying degrees of credit, liquidity and market risks.

## a) Credit risk

Credit risk, principally, relates to the failure by a client to honour its contractual obligations or to an unfavourable market fluctuation that would prevent the Company from realizing its guarantees in full. This risk is managed in accordance with the credit policies established by management. Most of these transactions are standardized contracts executed in recognized markets and are subject to daily settlement of the various margins.

## b) Liquidity risk

Liquidity risk is the risk that the Company cannot quickly convert its assets into cash in order to efficiently fulfill its financial obligations, particularly in order to fulfill the clients' requests for funds.

The following table presents financial liabilities by residual contractual terms to maturity:

| | December 31, 2023 | December 31, 2022 | Contractual term to maturity |
|---|---|---|---|
| **Financial liability** | | | |
| To broker-dealers and counterparties | $ 52,637 | $ 6,235 | Due within one year |
| Accounts payable and accrued liabilities | 62,862 | 62,972 | Due within one year |
| To parent company and affiliates, without interest | 153,311 | 62,010 | On demand |

## c) Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The Company is primarily exposed to foreign exchange risk.

Foreign exchange risk arises from the possibility that changes in foreign exchange rates could result in losses. The Company may enter into financial instruments consisting primarily of short-term investments and related party balances that may be denominated in foreign currencies. The Company has no involvement with derivative financial instruments used to reduce the foreign exchange risk.

In addition, earnings are subject to Canadian income taxes measured and paid in Canadian dollars. The Company translates its U.S. denominated Financial Statements into Canadian dollars for purposes of filing its Canadian tax returns. Given the changes in foreign exchange rates, this exposes the Company to significant fluctuations in the amount of taxes to be paid.

## NOTE 7 – SCHEDULE OF COMPUTATION OF NET CAPITAL

| | | 2023 |
|---|---|---|
| **Total shareholder's equity as at December 31, 2023** | $ | **11,550,479** |
| **Deduct non-allowable assets** | | |
| Cash (affiliates) | | **444,999** |
| Receivable from parent company | | **28,659** |
| Receivable from broker-dealers and counterparties | | **1,272,689** |
| Prepaid expenses | | **64,836** |
| Income tax receivable | | **144,732** |
| | | **1,955,915** |
| **Other deductions - Insurance deductible margin on** | | |
| **securities position and foreign exchange margin** | | **84,981** |
| **Net capital** | | **9,509,583** |
| Computation of aggregate indebtedness to net capital requirements | | |
| Required minimum net capital:  the greater of: | | |
| i)  $100,000 or | | |
| ii)  6⅔% of aggregate indebtedness of $ 268,810 | | **100,000** |
| **Excess net capital** | $ | **9,409,583** |
| **Ratio:  Aggregate indebtedness to net capital** | | **0.0283** |

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Security and Exchange Act under paragraph (k)(2)(ii) of that Rule. There are no material differences between the above computation and the corresponding computation prepared by the Company and included in the unaudited Part II Focus Report, as filed on January 24, 2024.